

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 2, 2014

<u>**Via Email**</u>
David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue, 11th Floor
New York, NY 10174

> **Re: Quinpario Acquisition Corp.**
> **Schedule TO-I**
> **Filed May 6, 2014**
> **File No. 005-87586**

Dear Mr. Miller:

We have reviewed the above referenced filing and the supplemental responses dated May 21 and 23, 2014 with respect to the preliminary proxy statement and tender offer. We have the following comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that we reserve the right to review the proposed disclosure revisions again once actually filed.

2.   We note your response to prior comments 6 and 7. We partially reissue the comments. Please revise to specify the sections or conditions in the Purchase Agreement and/or debt financing commitment that could trigger the bidder's ability to assert clause (iii) of the newly proposed Business Combination Condition.

3.   Please refer to your response to comment 11. Regardless of your belief as to whether or not the contemplated structure constitutes a financing condition, please note that a material change will occur once the business combination condition is met. Accordingly, under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five

business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

4. Please refer to your response to comment 14. In the risk factors section of the proxy statement, please disclose how you will make the "group" determination. Further clarify whether the "other information" the company will consider in making a "group" determination is public information or otherwise objectively verifiable and if not, disclose this fact. Additionally, please disclose that shareholders may challenge your determinations in a court of competent jurisdiction.

5. Please refer to your responses to comments 16 and 17. Please ensure that the risk associated with abstaining or failing to affirmatively vote is consistently described throughout the proxy statement. For example, please correct the discussion in the risk factor, "[i]f our stockholders fail to comply with the redemption requirements..," to disclose the affirmative vote pre-condition to receiving funds. Also, as outlined in your response, disclose that this affirmative vote precondition to receiving funds does not have any state law precedent.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Jeffrey M. Gallant, Esq.
                    Graubard Miller